EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERENCE DIVIDENDS

	Year ended June 30,
	2012	2011	2010	2009	2008
Earnings:
Net increase (decrease) in net assets from operations	$(5,462,081)	$(5,802,576)	$(6,374,963)	$(5,462,453)	$(537,571)
Fixed charges	1,351,805	1,517,044	964,382	1,130,738	2,398,654
Adjusted earnings	$(4,110,276)	$(4,285,532)	$(5,410,581)	$(4,331,715)	$1,861,083

Fixed charges:
Interest expense	$1,280,954	$1,446,193	$906,202	$1,090,074	$2,357,540
Amortization of deferred loan costs	70,851	70,851	58,180	40,664	41,114
Total fixed charges	$1,351,805	$1,517,044	$964,382	$1,130,738	$2,398,654

Preference dividends	337,500	337,500	421,875	253,125	337,500
Total fixed charges and preference dividends	$1,689,305	$1,854,544	$1,386,257	$1,383,863	$2,736,154

Ratio of earnings to fixed charges	(2.43)	(2.31)	(3.90)	(3.13)	0.68

Deficiency of earnings to cover fixed charges and preference dividends	$5,799,581	$6,140,076	$6,796,838	$5,715,578	$875,071
(less than 1:1 ratio)